SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2004

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                       No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                       No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

Item
1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp – Minutes of the 18th Extraordinary General Shareholders’ Meeting” dated on October 15, 2004.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

Minutes of the 18th Extraordinary General Shareholders Meeting

October 15, 2004 (02 pages)

For more information, please contact:

Investor Relations Office

TELESP, São Paulo, Brazil

Tel.: (55-11) 3549-7200

Fax: (55-11) 3549-7202

E-mail: ri.telefonicabr@telefonica.com.br

URL: www.telefonica.com.br

(São Paulo – Brazil; October 15, 2004) – The management of Telecomunicações de São Paulo S/A – TELESP (NYSE: TSP; BOVESPA: TLPP), hereby informs the Minutes of the 18th Extraordinary General Shareholders Meeting held on October 15, 2004:

1. Date, Time and Venue of the Meeting: October 15, 2004, at 11:00 hours, at the Company’s headquarters located at Rua Martinino de Carvalho, #851 in the Capital of the State of São Paulo.

2. Call Notice: The meeting was called upon publication of notice in the newspapers Official Gazette of the State of São Paulo, issues of September 25, 28 and 29, 2004 (pages 02, 15 and 07, respectively) and Gazeta Mercantil, issues of September 27, 28 and 29, 2004 (pages A-16, A-13 and A-08, respectively).

3. Agenda: Appointment of a Board of Directors’ member, as a complement to the current term that expires on the date of the Ordinary General Shareholders’ Meeting of 2007.

4. Attendance: Shareholders of the Company, representing more than 2/3 (two-thirds) of the voting capital stock, thus granting the legal “quorum” for the installation and deliberation of the issues in the agenda, in accordance with the signatures in the Shareholders Attendance Book No. 1, page 96 and 96 overleaf. It was also registered the presence of Mr. Gilmar Roberto Pereira Camurra, Vice-President of Financial Planning of the Company.

5. Presiding Officers: Mr. Gilmar Roberto Pereira Camurra – Chairman and João Carlos de Almeida – Secretary.

6. Resolutions: It was re-elected member of the Company’s Board of Directors by the vote of the common shares, as a complement to the current term that expires on the date of the Ordinary General Shareholders’ Meeting of 2007, Mr. Jacinto Díaz Sánchez, Spanish, married, with studies in law, holder of passport #AA301996, resident at Calle Antonio Acuña, #19, in the city of Madrid, Spain. The curriculum of the elected member was presented and it was informed that he was not legally impaired, in accordance with the indicated in the article #147 of the Law #6404/76, and that he is in condition to sign the declaration mandated by CVM Instruction # 367, dated as of May 29, 2002. It was recorded that the Directors not residing in the country will take office in accordance with the article #146, paragraph 2 of the Law #6404/76. The shareholders ratified the acts eventually made by the re-elected Director since March 25, 2004.

With the present election, the Board of Directors is composed as follows: Fernando Xavier Ferreira, José María Álvarez-Pallete López, Antonio Viana-Baptista, Enrique Used Aznar, Félix Pablo Ivorra Cano, Fernando Abril Martorell Hernández, Jacinto Díaz Sánchez, Javier Nadal Ariño, José Fernando de Almansa Moreno-Barreda, Juan Carlos Ros Brugueras, Luciano Carvalho Ventura, Manoel Luiz Ferrão de Amorim, Rosa Cullell Muniesa, Víctor Goyenechea Fuentes, all of them with mandate expiring in the Ordinary General Shareholders’ Meeting of 2007.

7. Closing of the Meeting: At the end of the meeting as there were no more subjects to be discussed, this minute was approved and signed by the counselors and the secretary, and will henceforth be contained in the meeting log, in accordance to article 130, paragraph one of the Law # 6404/76.

São Paulo, October 15, 2004

Signatures:

Mr. Gilmar Roberto Pereira Camurra – Chairman

João Carlos de Almeida – Secretary

SP Telecomunicações Holding Ltda. – represented by Mr. Pedro Riviere Torrado

Telefónica Internacional S.A. – represented by Mr. Pedro Riviere Torrado

Emerging Markets Growth Fund, Inc. – represented by Mr. Daniel Alves Ferreira (Citibank, N.A.)

MLC Limited – represented by Mr. Daniel Alves Ferreira (Citibank, N.A.)

Mr. Pedro Riviere Torrado

Ms. Leila Alves

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date: October 15, 2004.	By:	/s/ Daniel de Andrade Gomes
	Name:	Daniel de Andrade Gomes
	Title:	Investor Relations Director